HEAD N.V.
INTERIM REPORT

For the Period Ended
September 30, 2008

HEAD N.V.

INTERIM REPORT
FOR THE PERIOD ENDED SEPTEMBER 30, 2008

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ITEM 1.	FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheet as of September 30, 2008 and
Audited Condensed Consolidated Balance Sheet as of December 31, 2007

Unaudited Condensed Consolidated Income Statement
for the three and nine months ended September 30, 2008 and 2007

Unaudited Condensed Consolidated Statement of Changes in Equity
for the nine months ended September 30, 2008 and 2007

Unaudited Condensed Consolidated Cash Flow Statement
for the nine months ended September 30, 2008 and 2007

Notes to the Unaudited Condensed Consolidated Financial Statements

ITEM 2.	MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies are described in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and include, but are not limited to, the following:

•	competitive pressures and our ability to respond quickly to changes in consumer preferences;
•	changes in the tastes of the sporting public;
•	our ability to introduce innovative products;
•	general economic conditions, weather and other factors beyond our control;
•	our ability to realize the cost savings we expect to achieve from our cost reduction program;
•	shifts in currency exchange rates;
•	the performance of third party suppliers;
•	adequate protection of patents and trademarks;
•	product liability exposure;
•	raw material and energy prices; and
•	environmental and regulatory matters.

Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

 PRESENTATION OF INFORMATION

We have rounded percentages and some amounts contained herein for ease of presentation, and some amounts may therefore not total. We have presented most financial information in euro. In some cases, this report contains translations of amounts in other currencies into euro at specified rates solely for the convenience of the reader. You should not construe these translations as representations that these amounts actually represent these euro amounts or could be converted into euro at the rate indicated.

Unless otherwise indicated, euro amounts have been translated from other currency amounts to euro, based on the European Central Bank rates.

The condensed interim financial statements included herein have been prepared in accordance with IFRS as adopted by the European Union.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEET

		September 30,	December 31,
	Note	2008	2007
		(unaudited)
		(in thousands, except share data)
ASSETS:
Non-current assets
Property, plant and equipment, net	6	€63,045	€59,879
Intangible assets	6	10,846	10,509
Goodwill	6	2,820	2,882
Available-for-sale financial assets		--	608
Deferred income tax assets		66,615	61,137
Trade receivables		671	1,726
Other non-current assets		4,463	4,174
Total non-current assets		148,460	140,915
Current assets
Inventories, net	3	100,342	75,265
Trade and other receivables		108,073	130,272
Prepaid expense		2,480	2,376
Available-for-sale financial assets		7,087	10,230
Cash and cash equivalents		13,011	30,264
Total current assets		230,992	248,407
Total assets		€379,452	€389,322
EQUITY:
Share capital: €0.01 par value; 39,820,677 shares issued	5	€398	€398
Other reserves		111,489	111,489
Treasury shares	5	(7,119)	(7,119)
Retained earnings		32,219	40,699
Fair Value and other reserves including cumulative translation adjustments (CTA)		(11,745)	(12,450)
Total equity		125,242	133,017
Minority interest
Total equity
LIABILITIES:
Non-current liabilities
Long-term debt		132,263	133,163
Retirement benefit obligations		14,944	15,157
Other long-term liabilities		7,256	11,993
Total non-current liabilities		154,463	160,313
Current liabilities
Trade and other payables		56,571	60,709
Income taxes		1,631	883
Borrowings		29,571	21,600
Provisions	7	11,974	12,801
Total current liabilities		99,747	95,993
Total liabilities		254,210	256,306
Total liabilities and shareholders' equity		€379,452	€389,322
The accompanying notes are an integral part of the consolidated financial statements

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED INCOME STATEMENT

		For the Three Months ended September 30,		For the Nine Months ended September 30,
	Note	2008	2007	2008	2007
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(in thousands, except share data)		(in thousands, except share data)

Total net revenues	6	€93,116	€92,805	€210,963	€211,769
Cost of sales		58,416	56,454	130,299	128,099
Gross profit		34,701	36,350	80,664	83,671
Selling and marketing expense		22,138	22,371	67,879	67,984
General and administrative expense		7,133	7,377	21,976	21,965
Share-based compensation expense (income)		(354)	(1,704)	(4,428)	339
Restructuring costs	7	607	--	739	--
Other operating expense (income), net		346	(513)	(224)	(1,228)
Operating profit (loss)		4,832	8,819	(5,279)	(5,389)
Interest expense		(3,192)	(3,102)	(9,512)	(9,268)
Interest income		171	307	854	1,386
Other non-operating income (expense), net		392	345	1,519	(338)
Profit (loss) before income taxes		2,203	6,369	(12,419)	(13,609)
Income tax benefit (expense):
Current		(337)	(284)	(1,483)	(2,103)
Deferred		(658)	(1,949)	5,422	3,816
Income tax benefit (expense)		(995)	(2,233)	3,939	1,712
Profit (Loss) for the period		€1,209	€4,136	€(8,480)	€(11,897)
Earnings per share-basic
Profit (Loss) for the period		0.03	0.11	(0.23)	(0.33)
Earnings per share-diluted
Profit (Loss) for the period		0.03	0.11	(0.23)	(0.32)
Weighted average shares outstanding
Basic		37,109	36,307	37,109	36,267
Diluted		37,109	37,021	37,109	37,004
The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

								Total
	Note	Attributable to equity holders of the Company						Equity
							Fair Value
							and Other
		Ordinary Shares		Other	Treasury	Retained	Reserves/
		Shares	Amount	Reserves	Stock	Earnings	CTA

		(unaudited)
		(in thousands, except share data)
Balance at January 1, 2007		36,219,902	€7,964	€115,838	€(12,307)	€51,853	€(7,462)	€155,888
Loss for the period		--	--	--	--	(11,897)	--	(11,897)
Capital repayment		--	(7,566)	415	--	--	--	(7,151)
Sale of treasury shares		50,908	--	(147)	297	--	--	150
Exercise of options, equity based		838,622	--	(4,618)	4,891	--	--	273
Changes in fair value and other reserves including CTA:
Unrealized gain on derivatives instruments (net of tax of €63)		--	--	--	--	--	203	203
Reclassification adjustment for derivative gains recorded in loss for the period (net of tax of €118)		--	--	--	--	--	(385)	(385)
Foreign currency translation adjustment		--	--	--	--	--	(3,049)	(3,049)
Total recognized income and expense for the period		--	--	--	--	--	--	(3,231)
Balance at September 30, 2007		37,109,432	€398	€111,489	€(7,119)	€39,957	€(10,693)	€134,032
Balance at January 1, 2008		37,109,432	€398	€111,489	€(7,119)	€40,699	€(12,450)	€133,017
Loss for the period		--	--	--	--	(8,480)	--	(8,480)
Changes in fair value and other reserves including CTA:
Unrealized loss on derivative instruments (net of tax of €15)	4	--	--	--	--	--	(47)	(47)
Reclassification adjustment for derivative gains recorded in loss for the period (net of tax of €26)	4	--	--	--	--	--	(83)	(83)
Foreign currency translation adjustment		--	--	--	--	--	835	835
Total recognized income and expense for the period		--	--	--	--	--	--	705
Balance at September 30, 2008	5	37,109,432	€398	€111,489	€(7,119)	€32,219	€(11,745)	€125,242
The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1. FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

		For the Nine Months ended September 30,
	Note	2008	2007
		(unaudited)	(unaudited)
		(in thousands)
OPERATING ACTIVITIES:
Loss for the period		€(8,480)	€(11,897)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		9,941	10,023
Amortization and write-off of debt issuance cost and bond discount		321	297
Provision (release) for leaving indemnity and pension benefits		(266)	(315)
Restructuring costs	7	(524)	(103)
(Gain) loss on sale of property, plant and equipment		(20)	(426)
Share-based compensation (income) expense		(4,428)	339
Deferred Income		(562)	(647)
Interest expense		9,192	8,971
Interest income		(854)	(1,386)
Income tax expense		1,483	2,103
Deferred tax benefit		(5,422)	(3,816)
Changes in operating assets and liabilities:
Accounts receivable		24,775	33,468
Inventories	3	(23,814)	(33,523)
Prepaid expense and other assets		(453)	116
Accounts payable, accrued expenses, other liabilities and provisions		(2,754)	(1,733)
Interest paid		(11,800)	(11,360)
Income tax paid		(406)	(1,635)
Net cash used for operating activities		(14,074)	(11,523)
INVESTING ACTIVITIES:
Purchase of property, plant and equipment		(11,271)	(9,050)
Investments		--	104
Proceeds from sale of property, plant and equipment		36	2,053
Purchases of available-for-sale financial assets		(64)	(8,176)
Sale of available-for-sale financial assets		3,393	12,489
Interest received		723	1,356
Net cash used for investing activities		(7,184)	(1,224)
FINANCING ACTIVITIES:
Change in short-term borrowings, net		7,324	2,853
Proceeds from other long-term obligations		428	222
Payments on long-term debt		(1,914)	(1,924)
Sale of treasury shares		--	150
Exercise of equity-settled options		--	273
Capital Repayment		--	(7,151)
Change in restricted cash		2,000	709
Net cash provided by (used for) financing activities		7,838	(4,868)
Effect of exchange rate changes on cash and cash equivalents		(1,834)	19
Net decrease in cash and cash equivalents		(15,254)	(17,596)
Cash and cash equivalents at beginning of period		27,782	40,451
Cash and cash equivalents at end of period		€12,528	€22,855
The accompanying notes are an integral part of the consolidated financial statements.

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Business

Head N.V. (“Head” or the “Company”) is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski bindings, ski boots, and snowboard products, tennis, racquetball, squash and badminton racquets, tennis balls and tennis footwear), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

The Company generates revenues in its principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. The Company also receives licensing and royalty income. As many of the Company’s products, especially Winter Sports products, are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until September, during which time the Company books approximately three quarters of its orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of the yearly orders. This re-orders inflow may last, depending on the course of weather into the first quarter of the next year. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues.

During the first nine months of any calendar year, the Company typically generates some 70% to 80% of its Racquet Sports and Diving product revenues, but some 50% of its Winter Sports revenue. Thus, the Company typically generates only some 65% of its total year gross profit in the first nine months of the year, but the Company incurs some 70% of fixed general and administration and marketing expenses in this period.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Spain, Switzerland, the Netherlands and the United Kingdom), North America, and Asia.

Note 2 - General Principles and Explanations

Basis of Presentation

The condensed interim financial statements included herein have been prepared in accordance with IFRS (“International Financial Reporting Standards”) as adopted by the EU (“IFRS as adopted”) and are not audited. The accounting principles applied in these condensed interim financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2007. The condensed interim financial statements comply with IAS 34. The result of operations for the nine months period ended September 30, 2008 is not necessarily indicative of the results that may be expected for the full fiscal year.

Amendment to an existing standard that is effective and has been endorsed by the EU

IAS 39 (Amendment) “Financial Instruments: Recognition and Measurement” and IFRS 7 (Amendment) “Financial Instruments: Disclosure” (effective from July 1, 2008). The amendment to IAS 39 permits an entity to reclassify non-derivative financial assets out of the fair value through profit or loss category in specific circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables had it not been designated as available for sale. Such a reclassification is possible only if the entity has the intention and ability at the time of reclassification to hold that financial asset for the foreseeable future or until maturity. The amendment to IFRS 7 specifies disclosures entities have to provide if they reclassify financial instruments following the amendment to IAS 39

Interpretations to existing standards that are effective but are not relevant for the Company’s operations

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following interpretations to existing standards have been published by the IASB, are mandatory in the financial year 2008 and have been endorsed by the EU but are not relevant for the Company’s operations:
-     IFRIC 12, “Service concession arrangements” (effective from January 1, 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. IFRIC 12 is not relevant to the Company’s operations because none of the Company’s companies provide for public sector services.
-     IFRIC 14, “IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective from January 1, 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Company applied IFRIC 14 from January 1, 2008, but it has no impact on the Company’s accounts.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Company

The following amendments to existing standards have been published by the IASB but are not mandatory in the financial year 2008 and have been endorsed by the EU at the time the interim financial statements of the Company were prepared:
-     IFRS 2 (Amendment) “Share-based Payment”. The amendment to the standard clarifies the terms “vesting conditions” and “cancellations”. The amendment is effective for annual periods beginning on or after January 1, 2009.
-     IAS 1 (Amendment) “Presentation of Financial Statements: A Revised Presentation”. This standard sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. This standard shall be applied for annual periods beginning on or after January 1, 2009.
-     IAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). It requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Company will apply IAS 23 (Amended) from January 1, 2009 but it is currently not applicable to the Company as there are no qualifying assets.
-     IAS 32 (Revised) “Financial Instruments: Presentation” (effective from January 1, 2009). This standard deals with distinguishing between equity and liability instruments and foresees equity classification of puttable instruments, provided certain conditions are met.

The following standard has been published by the IASB but is not mandatory in the financial year 2008 and had not yet been endorsed by the EU at the time the interim financial statements of the Company were prepared:
-     IFRS 3 (Revised) “Business Combinations” and IAS 27 (Amendment) “Consolidated and Separate Financial Statements”. IFRS 3 is applicable from periods beginning on or after July 1, 2009. The revised standard requires business combinations to be accounted for as acquisitions and gives greater transparency.

Interpretation to an existing standard that is not yet effective and not relevant for the Company’s operations

The following interpretations to an existing standard have been published by the IASB and are mandatory for the Company’s accounting periods beginning on January 1, 2009 but are not relevant for the Company’s operations:
-     IFRIC 13, “Customer loyalty programmes”. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the Company’s operations because none of the Company’s companies operate any loyalty programmes.

-     IFRIC 15 “Agreements for the Construction of Real Estate”. IFRIC 15 standardizes accounting practice across jurisdictions for the recognition of revenue among real estate developers for sales of units, such as apartments or houses, ‘off plan’, i.e. before construction is complete. IFRIC 15 is not relevant to the Company’s operations.

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

-     IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”. IFRIC 16 provides guidance on accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements. IFRIC 16 is not relevant to the Company.

Note 3 – Inventories

Inventories consist of the following (in thousands):

	September 30,	December31,
	2008	2007
	(unaudited)
Raw materials and supplies	€18,195	€16,219
Work in process	8,300	6,926
Finished goods	86,332	66,867
Provisions	(12,485)	(14,745)
Total inventories, net	€100,342	€75,265

Note 4 - Financial Instruments

The following table provides information regarding the Company’s foreign exchange forward and option contracts as of September 30, 2008 and December 31, 2007. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

	As of September 30, 2008
	Contract amount	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€20,104	€(71)	€(71)
Foreign exchange option contracts	€1,503	€(46)	€(46)

	As of December 31, 2007
	Contract amount	Carrying value	Fair value
	(in thousands)
Foreign exchange forward contracts	€24,728	€568	€568
Foreign exchange option contracts	€3,250	€44	€44

Note 5 – Shareholders’ Equity

Head Sports Holdings N.V. and its shareholders controlled 19,825,966 shares, or approximately 49.8% of the Company’s issued shares, as of September 30, 2008. Head Sports Holdings N.V., a Netherlands Antilles corporation, and its shareholders are controlled by Johan Eliasch and his family members resulting in the ability to significantly influence and control the Company’s operations.

In accordance with SIC 12 “Consolidation – Special Purpose Entity” the Company consolidated the Stichting, as the Company was considered the main beneficiary of the Stichting. The Stichting is a Dutch foundation which holds, votes, and receives dividends on certain of the Company’s ordinary shares.  In conjunction with the Company’s option plans, the Stichting also issues depository receipts to option holders, upon exercise of the option. As a result of consolidating the

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Stichting shares held by the Stichting are presented as treasury shares in the consolidated balance sheets. As of September 30, 2008, the Stichting held 527,104 treasury shares.

Note 6 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects net revenues and long-lived assets based on the location of the Company’s subsidiaries:

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Revenues from External Customers:
Austria	€44,154	€41,422	€80,841	€79,101
Italy	5,940	6,719	27,540	29,227
Other (Europe)	12,872	13,041	30,115	30,098
Asia	4,397	2,564	9,578	3,104
North America	25,753	29,059	62,889	70,239
Total Net Revenues	€93,116	€92,805	€210,963	€211,769

	September 30,	December 31,
	2008	2007
	(unaudited)
	(inthousands)
Long-lived assets:
Austria	€16,816	€18,764
Italy	9,940	10,300
Other (Europe)	21,498	18,984
Asia	11,160	7,338
North America	17,297	17,884
Total long-lived assets	€76,711	€73,270

Note 7 – Restructuring Costs

In October 2007, the Company approved a restructuring program in Italy to outsource some parts of the production for diving equipment and close a production site in Italy to gain more flexibility and reduce fixed costs. The total costs of €0.4 million consist of termination cost and were accrued, as of December 31, 2007. As of September 30, 2008, €0.3 million of the accrual for employee termination benefits was used. This restructuring process has been finalized by October 2008.

In October 2007, the Company announced the transfer of parts of the ski production from its site in Kennelbach, Austria to its site in Budweis, Czech Republic to reduce fixed costs. As of December 31, 2007, the Company recognized €1.6 million relating to this program mainly consisting of €1.0 million employee severance cost, €0.5 million cost for deconstruction and €0.1 million engineering cost. As of September 30, 2008, €0.2 million of the accrual for employee termination benefits was used. An additional cost in the amount of €0.4 million was incurred in the nine months ended September 30, 2008 relating to the physical transfer of equipment from Kennelbach to Budweis.

HEAD N.V. AND SUBSIDIARIES
ITEM 1: FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

From shifting of international tennis ball production from USA to China, during the third quarter 2008, the company recorded €0.4 million of additional depreciation of fixed assets due to the reduction of the remaining useful life relating to the planned reduction in production capacity resulting.

Note 8 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately €3.5 million for the period ended September 30, 2008 and 2007, respectively. The company provides investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company’s subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately €0.03 million for the period ended September 30, 2008 and 2007, respectively.

HEAD N.V. AND SUBSIDIARIES
ITEM 2: MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands – Head (principally alpine skis, ski bindings, ski boots, and snowboard products, tennis, racquetball, squash and badminton racquets, tennis balls and tennis footwear), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares (diving equipment). The Company’s key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today’s top athletes.

With a broad product offering marketed mainly from middle to high price points, the Company supplies sporting equipment and accessories to all major distribution channels in the skiing, tennis and diving markets, including pro shops, specialty sporting goods stores and mass merchants. Head N.V.’s products are sold through some 31,000 customers in over 85 countries and target sports enthusiasts of varying levels of ability and interest ranging from the novice to the professional athlete. The Company’s strongest presence has traditionally been in Europe, and in recent years the Company has built market share in the United States, the next largest market for the Company’s products after Europe.

Over the last six decades, the Company has become one of the world’s most widely recognized developers and manufacturers of innovative, high-quality and technologically advanced sporting equipment. The Company’s focus continues to be its core products of skiing, tennis and diving equipment. In order to expand market share and maximize profitability, for the last ten years the Company has increased its emphasis on marketing and new product development, leveraging further its brands, global distribution network and traditional strength in manufacturing and the Company is continuously looking for a possible reduction of its fixed costs.

Business development

Winter Sports. The winter season 2007/2008 had much better snow conditions in most parts of the world compared to the prior winter season. Visits to ski resorts where increasing again. This, however, did not result in increased retail sales of winter sports equipment for the 2007/2008 season. The most recent GFK report (German market research group) for Austria showed a further decline in units by 5% (retail sales) and for Germany a small increase of 1% in units for the same period. Switzerland was the only market that showed growth according to GFK of 12% as a result of good snow conditions. For other markets we do not have official retail panels but industry estimates which showed a further decline of the Japanese and US market. As retailers had reduced their pre-season bookings significantly for the 07/08 season we experienced however higher re-orders from January through March 2008 compared to 2007. We also believe that the ongoing trend towards rental equipment increases the demand for this part of our business whereas we do not see a significant increase of retail sales overall. We believe increased pre-season bookings on Head alpine equipment in 2008 are a result of market share gains.

Racquet Sports. The tennis market, along with the broader economy, is impacted by the turmoil in the financial market and consumers concerned with their jobs and facing a decline of their disposable income due to rising costs in many areas became very reluctant to buy new tennis equipment. Also poor weather conditions in many parts of the world during the second quarter of 2008 contributed to lower sales. For the first six months of 2008, the tennis racquet market in Europe declined by approximately 8% and in the US by approximately 4.3%. We assume an acceleration of this decline in the third quarter of 2008.

For tennis balls, the US market for the first half of 2008 was flat compared to the same period in 2007. The European market faced its first double digit decline since many years (12.2%) during the same period. For the third quarter 2008, we believe that tennis ball sales declined in all major regions as the overall economy took a turn to the worst

Diving. Worldwide diving markets have seen weak nine months 2008 driven by poor weather conditions in Europe and the worldwide economic crisis lowering global consumer demand. Nevertheless, Mares continued its positive trend of 2007 and, we believe, increased its market shares principally as a result of new advanced products, improved operations and strong performances by the European sales teams

F-I

HEAD N.V. AND SUBSIDIARIES
ITEM 2: MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

Results of Operations:

The following table sets forth certain consolidated income statement data:

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Total net revenues	€93,116	€92,805	€210,963	€211,769
Cost of sales	58,416	56,454	130,299	128,099
Gross profit	34,701	36,350	80,664	83,671
Gross margin	37.3%	39.2%	38.2%	39.5%
Selling and marketing expense	22,138	22,371	67,879	67,984
General and administrative expense	7,133	7,377	21,976	21,965
Share-based compensation expense (income)	(354)	(1,704)	(4,428)	339
Restructuring costs	607	--	739	--
Other operating income, net	346	(513)	(224)	(1,228)
Operating profit (loss)	4,832	8,819	(5,279)	(5,389)
Interest expense	(3,192)	(3,102)	(9,512)	(9,268)
Interest income	171	307	854	1,386
Other Non-operating income (expense), net	392	345	1,519	(338)
Income tax benefit (expense)	(995)	(2,233)	3,939	1,712
Profit (Loss) for the period	€1,209	€4,136	€(8,480)	€(11,897)

Three and Nine Months Ended September 30, 2008 and 2007

Total Net Revenues. For the three months ended September 30, 2008 total net revenues increased by €0.3 million, or 0.3%, to €93.1 million from €92.8 million in the comparable 2007 period. This increase was mainly due to higher sales volumes of winter sport products partially offset by the effect of the strengthening of the euro against the U.S. dollar.
For the nine months ended September 30, 2008 total net revenues decreased by €0.8 million, or 0.4%, to €211.0 million from €211.8 million in the comparable 2007 period. This decrease was mainly due to the strengthening of the euro against the U.S. dollar which was partly offset by higher sale volumes of all divisions.

F-II

HEAD N.V. AND SUBSIDIARIES
ITEM 2: MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

	For the Three Months ended September 30,		For the Nine Months ended September 30,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)		(in thousands)
Product category:
Winter Sports	€54,343	€48,921	€77,651	€69,620
Racquet Sports	30,512	34,799	93,735	102,306
Diving	10,004	10,378	41,899	40,697
Licensing	1,174	1,365	4,075	5,130
Total revenues	96,033	95,463	217,360	217,753
Sales Deductions	(2,917)	(2,658)	(6,397)	(5,983)
Total Net Revenues	€93,116	€92,805	€210,963	€211,769

Winter Sports revenues for the three months ended September 30, 2008 increased by €5.4 million, or 11.1%, to €54.3 million from €48.9 million in the comparable 2007 period. This increase was due to higher sales volumes of skis, ski boots and protection wear.
For the nine months ended September 30, 2008 Winter Sports revenues increased by €8.0 million, or 11.5%, to €77.7 million from €69.6 million in the comparable 2007 period. This increase was due to higher sales volumes of all of our winter sports products compared to sales volumes for the comparable 2007 period.

Racquet Sports revenues for the three months ended September 30, 2008 decreased by €4.3 million, or 12.3%, to €30.5 million from €34.8 million in the comparable 2007 period. This decrease was mainly due to the strengthening of the euro against the U.S. dollar as well as unfavorable product mix partially offset by higher sales volumes of balls.
For the nine months ended September 30, 2008 Racquet Sports revenues decreased by €8.6 million, or 8.4%, to €93.7 million from €102.3 million in the comparable 2007 period. This decrease was due to the strengthening of the euro against the U.S. dollar as well as unfavorable product mix partially offset by higher sales volumes of balls and sales from our newly introduced tennis footwear.

Diving revenues for the three months ended September 30, 2008 decreased by €0.4 million, or 3.6%, to €10.0 million from €10.4 million in the comparable 2007 period due the strengthening of the euro against the U.S. dollar in the reporting period.
For the nine months ended September 30, 2008, Diving revenues increased by €1.2 million, or 3.0%, to €41.9 million from €40.7 million in the comparable 2007 period. This increase was mainly driven by the introduction of new advanced products but negatively affected by the strengthening of the euro against the U.S. dollar.

Licensing revenues for the three months ended September 30, 2008 decreased by €0.2 million, or 14.0% to €1.2 million from €1.4 million in the comparable 2007 period.
For the nine months ended September 30, 2008 Licensing revenues decreased by €1.1 million, or 20.6%, to €4.1 million from €5.1 million in the comparable 2007 period due to fewer licensing agreements.

Sales deductions for the three months ended September 30, 2008 increased by €0.3 million, or 9.7%, to €2.9 million from €2.7 million in the comparable 2007 period due to higher sales.
For the nine months ended September 30, 2008 sales deductions increased by €0.4 million, or 6.9%, to €6.4 million from €6.0 million in the comparable 2007 period due to promotion sales of close out products during the second quarter 2008.

Gross Profit. For the three months ended September 30, 2008 gross profit decreased by €1.6 million to €34.7 million from €36.4 million in the comparable 2007 period. Gross margin decreased to 37.3% in 2008 from 39.2% in the comparable

F-III

HEAD N.V. AND SUBSIDIARIES
ITEM 2: MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

2007. For the nine months ended September 30, 2008 gross profit decreased by €3.0 million to €80.7 million from €83.7 million in the comparable 2007 period. Gross margin decreased to 38.2% in 2008 from 39.5% in the comparable 2007 period. This decrease was due to increased raw material and energy prices as well as unfavorable product mix in Winter Sports and Racquet Sports.

Selling and Marketing Expense. For the three months ended September 30, 2008, selling and marketing expense decreased by €0.2 million, or 1.0%, to €22.1 million from €22.4 million in the comparable 2007 period.
For the nine months ended September 30, 2008, selling and marketing expense decreased by €0.1 million, or 0.2%, to €67.9 million from €68.0 million in the comparable 2007 period. Higher advertising costs for our sponsored professional ski racers, our newly introduced badminton products and tennis footwear were partly offset by lower shipment costs and the strengthening of the euro against the U.S. dollar.

General and Administrative Expense. For the three months ended September 30, 2008, general and administrative expense decreased by €0.2 million, or 3.3%, to €7.1 million from €7.4 million in the comparable 2007 period.
For the nine months ended September 30, 2008, general and administrative remained stable compared to 2007.

Share-Based Compensation Expense (Income). The liability relating to the Stock Option Plans recorded on our balance sheet is depending on our share price. During the three months ended September 30, 2008, we recorded a €0.4 million non cash share-based compensation income (2007 comparable period: €1.7 million) as the share price declined in the period. For the nine months ended September 30, 2008, we recorded €4.4 million of non cash share-based compensation income for our Stock Option Plans as the share price also declined over this period, compared to € 0.3 million of non cash share-based compensation expense in the comparable 2007 period when we experienced a slight increase in the share price.

Restructuring Cost. For the nine months ended September 30, 2008, we recorded €0.4 million re-movement cost in relation to the transfer of parts of the ski production from its site in Kennelbach, Austria to its site in Budweis, Czech Republic and €0.4 million additional depreciation of fixed assets due to the reduction of the remaining useful life relating to the planned reduction in production capacity resulting from shifting of international production from USA to China.

Other Operating Expense (Income), net. For the three months ended September 30, 2008, other operating expense, net increased by €0.8 million, to €0.3 million from an income, net of €0.5 million in the comparable period in 2007. For the nine months ended September 30, 2008, other operating income, net decreased by €1.0 million, to €0.2 million from €1.2 million in the comparable 2007 mainly due to a release of an environmental accrual for our Estonian premises in 2007 and foreign currency exchange losses in 2008.

Operating Profit (Loss). As a result of the foregoing factors, operating profit for the three months ended September 30, 2008 decreased by €4.0 million to €4.8 million from €8.8 million in the comparable 2007 period. For the nine months ended September 30, 2008, operating loss decreased by €0.1 million to €5.3 million from €5.4 million in the comparable 2007 period.

Interest Expense. For the three months ended September 30, 2008, interest expense increased by €0.1 million, or 2.9%, to €3.2 million from €3.1 million in the comparable 2007. For the nine months ended September 30, 2008, interest expense increased by €0.2 million, or 2.6%, to €9.5 million from €9.3 million in the comparable 2007 mainly due to an increase in short-term borrowings.

Interest Income. For the three months ended September 30, 2008, interest income decreased by €0.1 million, or 44.2%, to €0.2 million from €0.3 million in the comparable 2007 period. For the nine months ended September 30, 2008, interest income decreased by €0.5 million, or 38.4% to €0.9 million from €1.4 million in the comparable 2007 period. This decrease was due to lower cash and cash equivalents.

F-IV

HEAD N.V. AND SUBSIDIARIES
ITEM 2: MANAGEMENT’S OPERATING AND FINANCIAL REVIEW

Other Non-operating Income (Expense), net. For the three months ended September 30, 2008, other non-operating income, net remained stable.
For the nine months ended September 30, 2008, other non-operating income, net increased by €1.9 million to an income, net of €1.5 million from an expense, net of €0.3 million in the comparable 2007 period mainly attributable to foreign currency gains.

Income Tax Benefit (Expense). For the three months ended September 30, 2008, the income tax expense was €1.0 million, a decrease of €1.2 million compared to income tax expense of €2.2 million in the comparable 2007 period due to lower taxable income.
For the nine months ended September 30, 2008, the income tax benefit was €3.9 million, an increase of €2.2 million compared to an income tax benefit of €1.7 million in the comparable 2007 period. This increase resulted from lower current income tax expense and higher taxable losses before share-based compensation (income) expense as this income/expense has no tax effect.

Net Profit (Loss). As a result of the foregoing factors, for the three months ended September 30, 2008, we had a net profit of €1.2 million, compared to a net profit of €4.1 million in the comparable 2007 period. For the nine months ended September 30, 2008, we had a net loss of €8.5 million compared to a net loss of €11.9 million in the comparable 2007 period.

Liquidity and Capital Resources

Payments from our customers are our principal source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the nine months ended September 30, 2008, cash used for operating activities increased by €2.6 million to €14.1 million compared to cash used for operating activities of €11.5 million in the comparable 2007 period which was mainly due to lower gross profit. Additional cash was used to purchase property, plant and equipment of €11.3 million.

As of September 30, 2008, we have in place €111.8 million senior notes due 2014, €12.3 million long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017, a liability against our venture partner of €2.5 million and €8.2 million other long-term debt comprising secured loans in Italy, Japan and the Czech Republic. In addition, we used lines of credit with several banks in Austria, France, Canada and Japan of €27.0 million.

As of September 30, 2008, we had €12.5 million cash on hand and €0.5 million restricted cash and €7.1 million available-for-sale financial securities (predominantly money market funds) which are restricted. In addition, we have €0.6 million available credit lines. In October, we signed agreements for additional short-term working capital lines of €8.0 million in Austria available until December 31, 2008.

 F-V